January 11, 2006



Mail Stop 6010

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Amendment No. 5 to Registration Statement on Form S-1
	Filed January 3, 2006
	         File No. 333-124217
Dear Mr. Marks:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors, page 11
1. Please include a risk factor discussing potential damages from your default under your agreements with Roynat Capital. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Contractual Obligations, page 47
2. Please include your tabular presentation of your contractual obligations to also present your contractual obligations at June 30,
2005.  Refer to Item 303(A)(5) of Regulation S-K.


Security Ownership of Certain Beneficial Owners and Management,
page
62
3. Reconcile the amounts represented in the table for 423791
Canada
Inc., and Clifford Rhee, and in footnote (2).
4. Explain why 4237901 Canada`s percentage amounts drop from 13.5%
to
6%.
5. Reconcile the fact that "Frank Crivello, SEP IRA" is identified as
a beneficial owner of 2,010,000 shares (9.5%) in the selling shareholder table but is not listed here other than in footnote 4, or revise the disclosure so that it is consistent.
Interim Condensed Consolidated Financial Statements of Thomas
Equipment, Inc., F-2
Notes to Condensed Consolidated Financial Statements, page F-7
Note 5. Net Income or Loss per Share, page F-11
6. Please revise to include a reconciliation of the numerator and denominator used in your basic and diluted earnings per share calculation for income from continuing operations for the three months ended September 30, 2005 (successor) and 2004 (predecessor).
Refer to paragraph 40 of SFAS 128.
Annual Consolidated Financial Statements of Thomas Equipment, page
F-
22
-Report of Independent Registered Public Accounting Firm, page F-
23
7. Please have your accountants modify their report to add an explanatory paragraph which discusses the restatement of the financial statements as of and for the nine months ended June 30, 2005 and to include a reference to the note which describes the restatement.
Notes to Consolidated Financial Statements, page F-33
Note 3.  Acquisitions, page F-35
-Acquisition of Pneutech, page F-37
8. We note that you adjusted the purchase price for Pneutech, Inc. during the three months ended June 30, 2005 related to a change in the fair value assigned to the warrants issued to Pneutech`s former shareholders. Please revise to disclose the amount of the subsequent adjustments made to the initial allocation of the purchase price or disclose that these adjustments were not material. Refer to paragraph 51(h) of SFAS 141.

Note 20.  Segment Information, page F-62
9. Please revise your note here and on page F-18 to explain to the reader what is included in operating results for corporate and why these items are not allocated to each reportable segment. Refer to paragraphs 31 and 32 of SFAS 131.
Note 25.  Income Taxes, page F-69
10. Revise to briefly describe the permanent non-deductible items that decreased your statutory rate of 22.1% by 26.7% during the nine months ended June 30, 2005.
Pro Form Combined Condensed Statement of Operations, page F-103 Introductory Paragraph
11. Please revise your introductory paragraph to state that the pro
forma statement of operations for the nine months ended June 30, 2005gives effect to the subsequent amendment entered into on October
28, 2005 with Laurus and include a discussion of how you have reflected such amendment.
Notes to Combined Condensed Statement of Operations, page F-108
Note 2.  Pro Forma Adjustments-Year Ended June 30, 2005, page F-
108
12. Reference is made to adjustment (h). Please revise the footnote to pro forma adjustment (h) to include the reason why you are reversing the effect of the derivative expense from your pro forma statement of operations for the nine months ended June 30, 2005. Form 10-K for the Fiscal Year Ended June 30, 2005 (as amended)
13. Prior to the effectiveness of Registration Statement, please amend your Form 10-K to incorporate the responses to our comments from this letter, as applicable.
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 (as amended),
December 31, 2004 (as amended), and September 30, 2005
General
14. Prior to the effectiveness of your Form S-1, please amend your Forms 10-QSB to incorporate the responses to our comments from this letter, as applicable.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or Peggy Fisher at
(202)
551-3617 with any other questions.
      Sincerely,




							Michele Gohlke
							Branch Chief

cc: 	Thomas A. Rose